Exhibit 99.1
Santiago, January 19, 2011

Mr. Fernando Coloma Correa
Superintendant
Superintendency of Securities and Insurance
Present

Ref. Material Fact.

Dear Mr. Superintendant:

According to Articles 9 and 10 of the Securities Act No. 18,045 and General Rule No. 30, and duly authorized by resolution passed by the unanimous vote of the board of LAN Airlines S.A. (“LAN”), Securities Registry No. 306, and in accordance with the extraordinary board meeting held on January 18, 2011, I hereby inform you of the following as a MATERIAL FACT:

1.            On August 13, 2010, LAN informed the Superintendencia de Valores y Seguros (the “SVS”) as a material fact that on that date LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, “Cueto Controlled Affiliates”), TAM S.A. (“TAM”) and TAM Empreendimentos e Participações S.A. (“TEP”) had entered into a non-binding Memorandum of Understanding (the “MOU”), the fundamental aspects of which were summarized therein.

2.            On January 18, 2011, the parties to the MOU and also Messrs. and Mmes. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (the “Amaro Family”), the sole shareholders of TEP, entered into a binding (a) Implementation Agreement and (b) Exchange Offer Agreement (the “Executed Contracts”) that contain the definitive terms and conditions of the proposed business combination of LAN and TAM.

3.            Pursuant to the Executed Contracts, and through several corporate restructurings to be implemented in Chile and Brazil, and an exchange offer addressed to all holders of TAM stock (other than the Amaro Family):

a.           Substantially all of the voting stock of TAM is expected to be acquired by a new Chilean corporation (“Holdco 1”):
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The share capital of Holdco 1 will be divided into two series: (i) one series of voting stock, which will have no economic rights other than nominal dividend rights, and (ii) one series of non-voting stock, which will have substantially all of the economic rights.

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The share capital of Holdco 1 will be distributed as follows: (x) with the specific purpose to comply in full with the foreign ownership control laws in Brazil, at least 80% of the voting stock will be acquired and held indirectly by the Amaro Family through a new Chilean corporation (“TEP Chile”), and no more than 20% of the voting stock will be acquired and held by LAN, and (y) 100% of the non-voting stock will be acquired and held by LAN.

b.           The non-voting stock of TAM indirectly held by the Amaro Family will be contributed by them to a new wholly-owned Chilean corporation (“Sister Holdco”).

c.           Holdco 1 will incorporate a new Chilean corporation (“Holdco 2”), that will launch the exchange offer and that, together with Sister Holdco, will merge with LAN, as further explained in the next paragraphs.

d.           Holdco 2 will launch a delisting exchange offer pursuant to which all the holders of TAM stock (other than the Amaro Family) may tender their shares in exchange for the same number of shares of Holdco 2 (the “Exchage Offer”).  Simultaneously with the settlement of the Exchange Offer, Holdco 2 will merge into LAN. As a result of this merger, the tendering TAM shareholders actually will receive LAN shares (in the form of Brazilian Depositary Receipts or American Depositary Receipts, as applicable) at an exchange ratio of 0.9 LAN shares per TAM share.

e.           Sister Holdco and Holdco 2 will merge into LAN, with LAN being the surviving entity. The mergers will only be effective if the Exchange Offer is successfully completed. The exchange ratio in the mergers will be 0.9 LAN shares per share of Sister Holdco and of Holdco 2, whose sole assets will be the TAM shares contributed by the Amaro Family or acquired in the Exchange Offer, respectively.

f.           The commencement of the Exchange Offer will be subject to conditions customary for transactions of this nature, including (i) that the shareholders of LAN approve the mergers, (ii) that no more than 2.5% of holders of LAN stock shall have exercised their appraisal rights (derecho a retiro) under Chilean law and (iii) receipt of approvals from and/or registrations with the Agência Nacional de Aviação Civil of Brazil (“ANAC”), the Comissão de Valores Mobiliários of Brazil, the Superintendencia de Valores y Seguros of Chile, the Securities and Exchange Commission of the United States of America and the applicable antitrust authorities in the relevant countries.

g.           The consummation of the Exchange Offer will be subject to the additional minimum conditions that the number of shares tendered and not withdrawn from, or that otherwise approve, the Exchange Offer are sufficient under Brazilian law to (i) permit the delisting of the TAM stock from the BM&FBovespa (“Bovespa”), and (ii) give LAN the right and ability to effect a statutory squeeze-out of all TAM stock that do not accept the Exchange Offer.

h.           The transaction contemplates that the LAN stock will be listed in Brazil in the Bovespa as Brazilian Depositary Receipts and will continue to be listed in Chile and on the New York Stock Exchange (“NYSE”) as American Depositary Receipts, and the TAM stock will cease to be listed on the Bovespa and on the NYSE as American Depositary Receipts.

i.           LAN’s name will be changed to “LATAM Airlines Group S.A.” (“LATAM”), and the share capital of LAN will be distributed approximately as follows (assuming 100% of the holders of TAM stock, other than the Amaro Family, tender their shares into the Exchange Offer): (i) Cueto Controlled Affiliates, 24.07%; (ii) TEP Chile, 13.67%; (iii) other existing shareholders of LAN, 46.60%; and (iv) tendering holders of TAM stock, 15.65%. Annex A hereto includes a summary chart of LATAM after the implementation of the transaction.

4.            Upon consummation of the transaction, both the current airline operations of LAN and TAM, and those of their respective subsidiaries, will continue on business as presently conducted.

5.            The control of TAM shall continue to be held by the Amaro Family through TEP Chile and Holdco 1. The Executed Contracts provide for the execution of certain shareholder agreements, which will become effective only upon the consummation of the mergers. Pursuant to these shareholders agreements, certain concessions will be granted to LATAM:

a.           TAM shall have a board comprised of six members, four of which shall be selected by TEP Chile and the other two by LATAM, in both cases through their ownership in Holdco 1.

b.           At the shareholder meeting and at the board of TAM, the quorum to pass resolutions shall be simple majority, except certain extraordinary actions requiring the vote of 95% of the shareholders in the case of the shareholders meeting, and of five members, in the case of the board. Extraordinary actions include, among others, dissolution, liquidation, winding up, transformation, merger, or spin-off of the company, issuance or reduction of capital, change of the company’s purpose, and transactions with related parties or in excess of certain defined thresholds.

c.           The chairman of the board shall continue to be Maria Cláudia Oliveira Amaro, and the chief executive officer shall be Marco Bologna.

6.            In respect of LATAM, the Executed Contracts also provide for the execution of shareholders agreements among the Cueto Controlled Affiliates, TEP Chile and LATAM, which will become effective only upon the consummation of the mergers. In each case, the shareholders agreements will regulate governance, voting, restrictions on transfers of shares and certain other concessions to TEP Chile and other matters among the shareholders. The salient features of these shareholders agreements are:

a.           LATAM shall have a board comprised of nine members.

b.           Subject to certain limitations, the Cueto Controlled Affiliates agree to vote their shares to allow TEP Chile to elect a second director in the board of LATAM.

c.           The Cueto Controlled Affiliates and TEP Chile agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on actions to be taken by the board or shareholders meeting, as appropriate, of LATAM.

d.           Except for a limited amount of shares, neither the Cueto Controlled Affiliates nor TEP Chile may sell its shares in LATAM during the first three years.

e.           After the third year, sales are permitted by either the Cueto Controlled  Affiliates and TEP Chile, subject to certain conditions.

f.           The first chairman of the board shall be Maurício Rolim Amaro; and Enrique Cueto Plaza shall remain as chief executive officer, and Ignacio Cueto Plaza shall remain in its current capacity.

Completion of this transaction is expected to take between six to nine months. The proposed combination of LAN and TAM as LATAM will produce an airline group that will be among the 10 major in the world. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating a fleet of more than 280 aircrafts and will have over 40,000 employees.

Yours sincerely,

Enrique Cueto Plaza
Executive Vice-President
LAN Airlines S.A.

Annex A
LATAM Chart

Forward-Looking Statements

This statement contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT:

This statement relates to a proposed business combination between Lan Airlines S.A. and TAM S.A., which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN.  This statement  is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.